UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91274U 101

(CUSIP Number)

David J. Matlin

70 East 55th Street, 9th Floor

New York, New York 10022

(212) 651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Charles H. Still, Jr.

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

1	Name of Reporting Person David J. Matlin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Reporting Person With	7	Sole Voting Power 4,216,821(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,216,821(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 4,216,821(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.0%(2)
14	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 2,014,603 shares of Class A Common Stock held by the Reporting Person and (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

(2)	Based on (i) an aggregate of 68,364,175 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019, plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by David J. Matlin (the “Reporting Person”) on January 3, 2019 (the “Original Schedule 13D”) as specifically set forth herein. Except as specifically amended and supplemented by this Amendment, the information set forth in the Original Schedule 13D remains as set forth therein.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

This statement on Schedule 13D (as amended, this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of U.S. Well Services, Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock and the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), are treated as a single class for purposes of this Schedule 13D because the Class A Common Stock and the Class B Common Stock vote together as a single class. Each share of Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock. The address of the principal executive offices of the Issuer is 1360 Post Oak Boulevard, Suite 1800, Houston, Texas 77056.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

On March 14, 2019, the Reporting Person and the Issuer completed a privately negotiated exchange of 1,346,851 outstanding warrants then held by the Reporting Person for 175,091 newly issued shares of Class A Common Stock. Each of the warrants was exercisable for one-half of one share of Class A Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented to incorporate by reference the additional information set forth in Item 3 of this Amendment. Additionally, the last paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The Reporting Person acquired the shares of Class A Common Stock and warrants to purchase shares of Class A Common Stock held by the Reporting Person for investment purposes. The Reporting Person intends to review and evaluate his investment in the Issuer on an ongoing basis taking into consideration such factors as the Reporting Person deems relevant, including without limitation the business and prospects of the Issuer, other developments concerning the Issuer, trading prices of the Issuer’s securities, existing or anticipated market or economic conditions (in general or related to the Issuer or the industry in which it operates) and other opportunities available to the Reporting Person. Based on such review and evaluation or other factors, the Reporting Person may (i) acquire or seek to acquire additional securities of the Issuer, including shares of Class A Common Stock or warrants to purchase shares of Class A Common Stock, or (ii) sell or dispose or seek to sell or dispose of securities of the Issuer currently held by the Reporting Person or acquired by the Reporting Person in the future, in each case, in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise. Additionally, the Reporting Person expects to engage in communications with management and other members of the board of directors of the Issuer, other holders of securities of the Issuer and potentially other persons regarding a variety of matters related to the Issuer, its business, strategy, assets or securities. Without limitation of the foregoing, the Reporting Person may from time to time review, evaluate and explore, and engage in communications with such other persons regarding, strategic alternatives for the Issuer, including a merger or other business combination or take-private transaction involving the Issuer, the acquisition or disposition of securities of the Issuer or other extraordinary corporate transactions involving the Issuer. Any such review, evaluation, exploration or communication engaged in by the Reporting Person could lead to the development by the Reporting Person of, or the participation by the Reporting Person in, a plan or proposal that relates to or could result in one or more of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D, or such activities could be preliminary only and not lead to any such plan or proposal. The Reporting Person may change his intentions with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a)	The following table sets forth the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person and the percentage of the class of securities identified in Item 1 of this Schedule 13D represented by the shares of Class A Common Stock beneficially owned by the Reporting Person:

Number of Shares Beneficially Owned	Percent of Class Beneficially Owned
4,216,821(1)	6.0%(2)

__________________

(1)	Consists of (i) 2,014,603 shares of Class A Common Stock held by the Reporting Person and (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person. The Reporting Person holds an aggregate of 4,404,436 warrants to purchase Class A Common Stock, each of which is exercisable for one-half of one share of Class A Common Stock.

(2)	Based on (1) an aggregate of 68,364,175 shares of Class A Common Stock and Class B Common Stock issued and outstanding as of November 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019, plus (ii) 2,202,218 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

(b)	The following table sets forth the number of shares of Class A Common Stock as to which the Reporting Person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, and (iv) shared power to dispose or to direct the disposition:

Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
4,216,821	0	4,216,821	0

(c)	The Reporting Person has not effected any transactions in the class of securities identified in Item 1 of this Schedule 13D during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2019

/s/ David J. Matlin
DAVID J. MATLIN